Exhibit 12.1

United Therapeutics Corporation

Ratio of Earnings to Fixed Charges

(Unaudited)

	Six Months Ended June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
	$ in thousands, as adjusted(1)
Earnings:
Earnings (losses) from continuing operations before income taxes	$14,454	$(83,721)	$4,477	$37,973	$47,522	$15,449
Add:
Loss from equity investee	57	226	321	491	754	785
Fixed charges	9,040	17,357	16,855	3,589	29	3
Less: Capitalized interest	(2,992)	(4,757)	(689)	—	—	—
Earnings, as adjusted	$20,559	$(70,895)	$20,964	$42,053	$48,305	$16,237

Fixed charges:
Interest expense(2)	$5,885	$11,439	$14,281	$2,417	$29	$3
Capitalized interest	2,992	4,757	689	—	—	—
Portion of rentals representative of interest factor	163	1,161	1,885	1,172	—	—
Fixed charges	$9,040	$17,357	$16,855	$3,589	$29	$3

Ratio of earnings to fixed charges	2.27	(4.08)	1.24	11.72	1,665.69	5,412.33

Excess of fixed charges over earnings	$—	$88,252	$—	$—	$—	$—

(1)

Years ended December 31, 2006 through 2008 have been adjusted for the retrospective adoption of FSP APB 14-1. See Note 9: Debt — Adoption of FSP APB 14-1 to the Consolidated Financial Statements included in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

(2)	Includes amortization of debt discount and issue costs.

NOTE: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained within our Annual Report on Form 10-K for the year ended December 31, 2008, and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.